Exhibit 10.1

SENETEK PLC

Moderator: Frank Massino

April 24, 2008

11:00 am CT

Operator:	Good morning. My name is Chris and I will be your conference operator today. At this time, I would like to welcome everyone to the Senetek PLC Shareholders teleconference.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad.

If you have already done so, please press the pound sign now. Then press star 1 again to ensure your question is registered.

This conference call is being provided for informational and discussion purposes, and is not intended to provide and should not be relied up as investment advice or an opinion regarding the appropriateness or suitability of any investment. Nothing herein should be construed to be an offer to sell or a solicitation of an offer to buy any securities. This discussion will contain forward-looking statements regarding future events.

These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include failure to get regulatory approval for our product candidates, market acceptance for approved products, management of rapid growth, risks of regulatory review and clinical trials, intellectual property risks and the need to acquire additional products. We would like to refer our audience to the documents that Senetek files from time to time with the Securities and Exchange Commission.

I would now like to turn it over to Frank Massino, Chairman and Chief Executive Officer of Senetek PLC.

Frank Massino:	Thank you, Chris. Good morning and welcome Senetek shareholders.

2007 was a banner year for Senetek, a year in which we completely did away with our debt, developed and readied two new compounds for commercialization, Pyratine-6™ and 4HBAP, significantly increased our technology portfolio with the addition of RNAi for glia blastoma and two new and exciting skincare compounds, Furfuryl Cytosine and PA102.

Having commented on 2007, we come together today to discuss our prospects for 2008, and in particular the status of Pyratine-6™. I would first like to comment on the Triax matter by stating that the buck stops with me. I brought Triax to the party and it was a mistake. We had done our due diligence as far back as February of 2007. Everything turned up roses, but what a difference a year makes. During the initial months of the launch, we consistently heard from a large number of shareholders who voiced concerns and disappointment with the quietness of the launch -- most notably, the lack of a PR and media campaign, we have listened.

In a nutshell, we have terminated the contract with Triax and along the way Triax has abandoned Pyratine-6™, disbanding their Pyratine-6™ sales force which we learned early on was not solely promoting Pyratine-6™ and a major reason for the initial dispute notice. In principle, we have reached a most favorable settlement with Triax and Behrman Communications, the terms of which will be shared once fully executed. Having stated this, let me say that it spells opportunity. I have always recognized the advantages of taking our product to market ourselves. The sales reach for this market is short and direct and we can therefore address it expeditiously with a relatively small sales force. In addition, Senetek will realize higher revenues by taking control of Pyratine-6™ sales. Well today, let me say that this is our new strategic direction and I, the other members of the executive management team and the Board believe it to be the right course of action.

This course of action is validated through Wall Street. Over the past several years, investment analysts have always been quick to point out that a key element which Senetek lacks is ownership of its own distribution network. Of course at the time, we did not have the financial resources to take this course of action. While licensing for various channels and geographical territories is necessary, and even ideal in certain cases, we must take control of our destiny, building our own sales and marketing infrastructure. This is the true way of creating shareholder value. We have looked to the guidance from the best and brightest professionals in the business. In earlier releases, we have announced the hiring of Phillip Rose, former CEO of Obagi Medical Products and a key individual responsible for the success of Kinerase. And just recently, we announced our collaboration with the Riley-Nacht group, who brings with them substantial key competencies in dermatological marketing and product development. In the next 30 days, we will complete our revised marketing plan for Pyratine-6™ and other skincare technology. We will present this plan along with financial guidance at our next shareholder teleconference scheduled for the release of First Quarter, 2008 Financials in late May, early June.

Through all of this, we must not lose sight of the excellent product that Pyratine-6™ is proving to be. Patient and physician acceptance is excellent. We have stepped in to nurture and cultivate the existing Pyratine-6™ users and thought leaders.

We are pleased to announce the Pyratine-6™ 12-week clinical trial results in patients having acne rosacea at the University of California is complete. The study results are most favorable and will be released in the coming week. Acne rosacea is a disease affecting in excess of 14 million people in the US alone. Pyratine-6™ performed so well that the patients and physicians asked that we extend the study and we have agreed to continue for another nine months. The study has been accepted by the International Investigative Congress of Dermatology for presentation at the May 2008 meeting.

Recently you were notified of the successful financing round by our Invicorp® partner, Plethora Solutions. This is a significant development as it provides Plethora with the funds to accelerate the final development of Invicorp® for the US market. On another Invicorp® front, we have been advised by Plethora that the FDA has accepted the European study data and will allow a fast tracking in the approval process for certain difficult conditions associated with erectile dysfunction.

We have notified Ardana, our European licensee for Invicorp® that we are terminating their rights due to non-performance. We remain excited about Invicorp’s® prospects in Europe and we’ll keep you posted as we learn more.

Our collaborators in Poland continue to report continual success with their RNAi treatment sequence for glia blastoma. All patients are alive, with the cancer in remission. There are ongoing refinements in the treatment sequence which creates added value. Of course, for this particular technology, we look to our partnership for development and commercialization.

At this time, I will turn the call over to Bill O’Kelly for a brief financial update. Bill?

Bill O’Kelly:	Thanks, Frank. Our operating results for the fourth quarter of 2007 were in line with our previously set expectations.

Revenues for the year 2007 were $26,471,000 compared to $8,431,000 in 2006. The increase was primarily attributable to the monetization of the Valeant Kinetin and Zeatin license agreement in March 2007.

For the full year 2007, our net income was $18,632,000 or $2.41 per share compared to 2006 net income of $1,883,000 or $0.25 per share. The comparative increase was primarily attributable to the monetization of the Valeant Kinetin and Zeatin license agreement in March of 2007.

On November 6, 2007, we filed an 8-K which included base financial projections for 2008 and 2009. These projection incorporated estimates related to the terminated Triax sales and marketing agreement which are no longer valid and are therefore rescinded. Once we have completed our revised sales and marketing plan that Frank mentioned earlier, we will consider reissuing our projections.

In January of this year, we filed for listing on the American Stock Exchange. Our average daily share price currently does not meet AMEX listing requirements thus our application is currently pending.

We ended the fourth quarter of 2007 with $20.0 million in cash and we ended the first quarter of 2008 with $17.8 million in cash. Our cash position will be bolstered by amounts we receive from Triax Aesthetics and Behrman Communications once we finalize our settlement. We are currently debt free and our cash position will remain very strong in 2008. We will continue to be financially well positioned as we execute our strategy.

We will now take a few questions. Chris - Hello? Operator?

Operator:	Yes, sir. At this time I would like to remind everyone if you would like to ask a question, press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Richard Sandefer.

Richard Sandefer:	Good morning.

Frank Massino:	Good morning, Richard.

Richard Sandefer:	I wanted to ask a clarifying question about Invicorp® in Europe, and I know that the plan had been for Ardana to work with Denmark and to get us approved in the UK and Germany. Now that Ardana will no longer be in the picture, what about the mutual recognition process for Invicorp® using Denmark to get approval in countries such as the UK and Germany?

Frank Massino:	Let me summarize, Richard, the situation in Europe. You should know that in Denmark, Invicorp® is being sold by Ardana through a distributor who we have contact with. And the success of Invicorp® is really excellent. Part of the issue that we have is that we’re not seeing production of new units for sale, which is a breach of the contract. We have a dispute with Ardana which we cannot delve into deeper. We definitely do believe that the Invicorp® needs are not being met.

We have several different companies, quite frankly, that are interested in Invicorp®, not to exclude Plethora, for example. So we feel we are in a very, very good position. If Ardana were to step back up, we would obviously talk to them. But I think we all know that Ardana is for sale. They’ve had a lot of issues during the past several months. We are extremely bullish on Invicorp®, and as management, we have a fiduciary responsibility to protect the assets at Senetek and this is the reason that we have taken the position that we have.

It’s one of the things that you have to do when you are a licensor of products, you have to make sure you manage the process.

Richard Sandefer:	Would we still like to have approval in the UK and Germany?

Frank Massino:	We definitely would like to and we are assessing the situation as we speak. The fact is that the we have been informed by Ardana that the MRP is still underway. But we definitely have to make sure that it is underway in an accelerated manner.

Richard Sandefer:	When you say it’s underway, do you mean that it has been filed or not filed?

Frank Massino:	Well based on the fact that we’re not the sponsor of the filing, you lose that right to know the exact status directly from the regulatory body, in this case the Danish Medicines Agency. This is what happens when you turn the product over to another company during licensing.

Richard Sandefer:	Okay.

Frank Massino:	We’re at the mercy of Ardana as far as what has taken effect. But we also have a lot of information coming from companies that are looking at the acquisition of Ardana who have come back to us and said that there are hiccups and delays.

Richard Sandefer:	Yeah.

Frank Massino:	So there’s not a lot I can say, Richard. The only thing I can really tell you at this point in time is that we are extremely bullish on Europe, without question.

Based on the facts - yes, I think that there will be a delay. I’m not going to say that there isn’t. But the fact of the matter is, the market is tremendous. I think the good news, and the market that is most important, is the United States where the process is shaping up nicely. We have many partners that would like to engage the European process.

Richard Sandefer:	Okay. Do you think we’ll have some good announcements with respect to Europe and Invicorp® in the near future?

Frank Massino:	I think it will be very positive. As to whether there will be media announcements, I can’t really say that. At this point in time, I cannot predict. I will tell you that Invicorp® in Europe, as well as Invicorp® anywhere in the world, is a much valued product.

When we deal with regulatory bodies, we have to keep in mind that there are always uncertainties. And when you do out licensing; that’s why we will talk about the new business model, you do lose control of your product in the process. The fact of the matter is, I assure you, Richard, that there is not a shortage of companies that have an interest in Invicorp®, for Europe or for any other part of the world. In fact, we do have indications that there are companies that are willing to pay a cash buyout for Invicorp® for Europe.

Richard Sandefer:	Okay, good. Thank you.

Frank Massino:	Sure. Thank you, Richard.

Operator:	Your next question comes from Thomas Treichler.

Thomas Treichler:	Hi Frank.

Frank Massino:	Hi Tom.

Thomas Treichler:	I have a question regarding Pyratine-6™.

Frank Massino:	Yes?

Thomas Treichler):	Is it being sold currently in the markets?

Frank Massino:	Yes it is. We do have Marjorie Hays and Michael Campagnoli who have been calling on the existing accounts and calling on those doctors who are thought leaders. In addition, we have the Riley-Nacht group making some calls along with myself. So we are definitely seeing sales continue with Pyratine-6™. And not to jump the gun, but I will tell you that the feedback from patients and physicians is extremely strong.

The fact is that there are doctors out there who are using this product themselves; it’s the first product that they have actually used personally that’s been offered in their practice.

Also there is a commitment to the product. So we will see increasing sales with Pyratine-6™.

Thomas Treichler: I’d also like to ask you how it is being sold. I understand that the main distribution channels for Pyratine-6™ is the ethical market or dermatology market.

Frank Massino:	Yes.

Thomas Treichler:	This is, of course, a limited market that can be serviced with a limited sales force. You don’t need a lot of people and you don’t need a lot of capital to service this channel of distribution.

So is this Senetek’s aim at handling this marketing independently from anybody else? Because if that is the case, I think you would have much more control over your destiny but you also would have higher margins. And I don’t think the risk is higher than if you choose a partner and share the revenues, as this deal with Triax has confirmed.

Frank Massino:	Yes, Tom, I think you’re correct and let me state that the very first market that we’re going to compete in and look at is the physician market, the ethical channel. We do have some of the best and brightest people in the industry working with us . I mentioned Phil Rose, and as you know, Phil Rose was the General Manager, Vice President of ICN Pharmaceuticals during the launch of Kinerase, which is still the most successful product in the physician market for anti-aging.

Les Riley has a great background, he established Renova, and was the President of Advanced Polymer System – which was sold to Cardinal Health. He was responsible for the enormous success at NeoStrata. Les is a member of the American Academy of Dermatology. His partner, Sergio Nacht, is a lifetime member. We definitely have a who’s-who and we plan to leverage these people in the dermatological marketplace.

By going to the physician first, you establish scientific credibility. Before we move Pyratine-6™ over to any other channel of distribution, we will have advanced products for the dermatologists.

The fact of the matter is that Pyratine-6™ is being received extremely well and right now we are putting together a marketing plan. That marketing plan, by the way, besides hiring a sales force for the dermatology community, will be an extensive and massive PR campaign that will not only sell Pyratine-6™, but will sell Senetek as a household name.

We do believe that media events are extremely important in progressing the success of Pyratine-6™. Pyratine-6™ is a more successful and better product than Kinerase and doctors are already giving us feedback to this extent.

Thomas Treichler:	Okay.

Frank Massino:	I hope that answers your question. If not, I’d be glad to address specific elements.

Thomas Treichler:	Yes, if that’s the answer to the question, I think this is a very interesting situation and actually, the change from the licensing business model to the direct marketing business model is a very attractive as an investor in Senetek because of the higher margins and the lower risk.

Frank Massino:	I think you do have to have control. Keep in mind that we will only tackle markets by ourselves that we can definitely handle. When we speak of the RNAi interference compound for glia blastoma, which is an unbelievable product at this point in time, we will definitely look at licensing.

When we look at different parts of the world for Pyratine-6™, obviously we don’t have the capability for international marketing, we will look at licensing for those territories. But when it comes to the domestic dermatology community, when it comes to the domestic esthetician community, we will definitely market there ourselves.

We know we can do this. We have the right people in place and we know it’s a reach that we can maintain. It’s very important to be able to control your own destiny.

I will tell you that every year that I talk to analysts on Wall Street, the first thing they say is “this is terrific, Frank”. But, there isn’t a company that has only been out-licensing that had a very good increase in share price. If you look at companies that started in the way in which we did, which we had to because we didn’t have the money at the time, companies like Biogen and Alza did, they all eventually went to their own sales organization. We are at that point at this time, that we must do this and that’s what we’re going to do.

Thomas Treichler:	Okay. Thanks very much, Frank.

Frank Massino:	Thank you, Tom.

Operator:	Your next question comes from Tom Seymour.

Tom Seymour:	Morning Frank. How are you doing today?

Frank Massino:	Pretty good. How are you doing, Tom?

Tom Seymour:	Okay. I got a question, but first I wanted to say I thought it was excellent that we brought this Riley-Nacht Group in. I was impressed by Mr. Riley’s experience at Johnson & Johnson. It looks very much like the kind of guy we need.

On the Triax settlement, I know you can’t get into all specifics, but I wonder if you could expand a little on the terms of the settlement or anything more that you could tell us about that?

Frank Massino:	Yes, I can say a few things. I can say that we have an agreement in principle. We are looking to receive cash back and the right to sell the existing inventory. That is predominantly where we are at this point in time. Hopefully we will get this done quickly. If we don’t, then we’ll have to pursue it through the courts.

Tom Seymour:	So you’re optimistic that everything is going to work out on that?

Frank Massino:	Yes. I am optimistic.

Tom Seymour:	Great. Okay, that’s all I had today. Thanks, Frank.

Frank Massino:	Thanks, Tom.

Operator:	Your next question comes from Hayes Martin.

Hayes Martin:	Frank?

Frank Massino:	Yes, Hayes.

Hayes Martin:	Hi. How are you doing?

Frank Massino:	Good, thank you.

Hayes Martin:	I got into the call late because your conferencing center blocked me out in five attempts, so I didn’t hear all of your initial presentation. So a question I ask here may have been covered in part, in that.

A couple things, on the Invicorp®. Are you looking, and I’m sure you are, at the rest of the world beyond Europe? At potential markets like India where you already have a tie-in with Ranbaxy which sounds very logical?

Frank Massino:	Yes. That is unequivocally a yes. It’s one of the biggest faults that I have, Hayes, I’m probably a little bit too enthusiastic but normally what I say always happens. But sometimes it takes awhile longer. I can tell you that we are in heavy negotiations for the other parts of the world. We are extremely excited about Invicorp®.

It’s interesting that I think shareholders are discounting Invicorp®. The time for Invicorp® has come and it probably couldn’t be at a better time. It’s when erectile dysfunction is at the forefront and people are not afraid to say that they have this disease state. They are not afraid to go to the physician for treatment. So yes, we are looking at the world, without question.

Hayes Martin:	Right. In terms of the deal with Plethora and the Phase III in this study, in this country, I’ve seen various releases talking about getting the Phase III going.

At what point, or are you already there, where you can say that the Phase III with Invicorp® in the USA is officially launched?

Frank Massino:	That will be very soon. But I will tell you that Plethora has some of the most incredible people on the project. Mike Wyllie, who was really responsible for Viagra’s success regulatory wise, has negotiated with the FDA. Early on I had mentioned that on certain disease states associated with erectile dysfunction, you’ll have a fast-tracking with the FDA and be able to use the European study data.

So I think that the targeted timeline in which Plethora has mentioned for introducing Invicorp® in the market is actually a very sound target. Historically I’ve been the one to say that was probably a little aggressive.

Hayes Martin:	Do you still believe, with your not having formally launched Phase III fully, that by the latter part of 2009, marketing Invicorp® in this country is a reasonable expectation?

Frank Massino:	Today, I say yes. And Hayes, if you’ve listened to me prior I’ve always been very hesitant to say yes.

Hayes Martin:	So it sounds like a lot of fast-tracking will be involved there.

Frank Massino:	There are a lot of great things that are taking place at Senetek. It’s hard because we had limited resources. But we’re changing that. You can tell from the people that we are bringing on, currently they are tapped as consultants, but they are also in a position to take over, either as employees or in other capacities.

The fact of the matter is that are doing is we’re diversifying and making sure that we can execute on all the terrific technology that we have.

Hayes Martin:	Right, Frank. And what I meant in my term fast-tracking was FDA fast-tracking.

Frank Massino:	Yes.

Hayes Martin:	If you’re going to be in Phase III by mid-2008 and launching the product in 2009, it sounds like that would require an FDA fast track on Invicorp®.

Frank Massino:	Well, yes. I did mention for certain organic disease states that you have associated with erectile dysfunction, we will be fast-tracked through the FDA. The okay has already been gotten by Plethora, along with being able to use the European study data…

Hayes Martin:	Right.

Frank Massino:	That is why I’m confident we will have success and have the product in the market near the year end of 2009.

Hayes Martin:	Right. Now one PRK type of question, with your new marketing setup, and you used the term that you want to market yourselves essentially domestically in the world through licensing, and you used the aesthetician community, does that mean prestige and does that mean that you’re now substituting the deal you were going for with the household name prestige for doing it in-house?

Frank Massino:	No, we are not. Prestige is not going to be our market, Hayes. That is just too expensive of a proposition. We are a science based company. It’s –our intent to highlight and focus on the physician channel. That’s first and foremost.

When we’re ready to move over Pyratine-6™ t to the other channels of distribution and we have something that is really unique and better for the physician, we’ll look at direct response. .

I can’t divulge our complete strategy at this point in time. We definitely have one that I think is really excellent. We will not do to the physician what other companies have done where they’ve actually got the physician to endorse their product and then all of a sudden made it available widely through mass channels.

We are going to be true to the dermatologists and to the plastic surgeons. That does not mean that Pyratine-6™ itself will not move over into direct response, television commercials, and distribution channels of that nature. But when we do, we will have another compound or better Pyratine-6™ products in place for the dermatologists, exclusively for the physicians.

Hayes Martin:	And Frank, just one last question on the PRK and the 4HBAP pipeline, you’ve had the article already, I think, in the Journal of Drugs and Dermatology.

Frank Massino:	Yes.

Hayes Martin:	Will you have, from now on, some very solid scientific evidence coming out as to the uniqueness of these products in various areas of dermatology to clearly make them stand out from the ocean of other products that are out there - backed by leading dermatologists around the country who will put their name to it?

Frank Massino:	Yes, absolutely, Hayes. First and foremost, our charter is to have a product that is proprietary and with differential advantages. We won’t be associated with something that is not superior. And keep in mind that when we go to the dermatology community, it will not only be just for Pyratine-6™, but we will have other compounds in place.

It’s interesting, I don’t think that Senetek is given enough credit for having the capability to amass tremendous technologies and a vast array of technology. It’s unbelievable that a company such as Senetek, for example, can get the RNAi treatment sequence for glia blastoma without any money up front and having studies being conducted, not at our expense.

We have, and I don’t want you to take it that we’re going to get this - but we are negotiating for a permanent hair removal product which would really be a tremendous asset to and contributor to the dermatology community. Anything that we do will have differentiating benefits.

Hayes Martin:	I’m sorry. Why I just brought this up is when I see programs on these news magazine shows on occasion, on TV, on what’s new in dermatology products and they review them. And they invariably go to a professor from NYU or some other major university who essentially debunks them all and says they all essentially work by being moisturizers.

And that you’d do just as well going to Duane Reed with a $10.00 product as the $500.00 product. It strikes me that if you can really present scientific evidence that PRK and 4HBAP for certain skin conditions stand out from the rest and have science behind it, and then use your mass media exposure program to communicate that - that you could make a breakthrough on these kind of programs where they could - where your compounds could start to filter to the top as standing out from all the rest.

I feel that that’s absolutely essential to break out in a major marketing program with these compounds.

Frank Massino:	Hayes, we definitely agree and that’s really been our philosophy. We were the first to conduct clinical trials of a cosmeceutical with drug protocols. We will continue to conduct ongoing trials with our products. That is why we have gone to the likes of UC Irvine with Dr. Jerry McCullough and Dr. Gerald Weinstein. Dr. Weinstein is the guru in developing antiaging protocols and is most respected for his work related to photo damaged skin. That is our plan and we will never get away from it. We are not going to put products out that do not have proven differential advantages. We are willing to have our products challenged by thought leaders.

I can tell you that the data with regards to Pyratine-6™is outstanding. We had 24 patients in the very first 12-week study for patients with acne rosacea with Pyratine-6™ where we evaluated symptoms such as erythema. Every one of the subjects came to their physicians and said look, we want to continue to use and buy the product. We did not have commercially available product at the time and so they asked if they could continue in the study.

And that’s what we’re doing, extending the trial for another 9 months, that’s a strong endorsement. 4HBAP has different attributes. 4HBAP in many respects has major differential advantages over the Pyratine-6™ for certain symptoms.

I have to tell you, we have not talked about PA102. We haven’t talked about Furfuryl Cytosine. We haven’t talked about amino 8 Kinetin. We have a very strong technology portfolio.

Hayes Martin:	Right, Frank. Just why I brought that up is I understand what you’re doing and it all makes sense to me. But when I see these programs or these articles in the mass media on what’s new, so far I haven’t seen a single program in which Pyratine-6™ or 4HBAP, or anything else is discussed as rising to the top.

So I assume we - your goal is to have that kind of situation - that kind of breakout of these compounds in the public image clearly happen - hopefully some time this year.

Frank Massino:	You’re correct. That is the idea. That is the beauty of taking control of the sales and marketing of your product, and to make sure it happens. You have seen what has taken place thus far. Pyratine-6™ has not received the attention that it really deserves.

Hayes Martin:	Well good luck to you, Frank.

Frank Massino:	Thanks, Hayes.

Operator:	Your next question comes from George Aaron.

George Aaron:	Hello, Frank. How are you?

Frank Massino:	Great.

George Aaron:	I’ve been a shareholder for eight years. I’m interested in finding out what is happening and where are we with the program to buy back the Senetek shares?

Frank Massino:	I will let Bill O’Kelly, our Chief Financial Officer, explain the situation of share buybacks. Bill?

George Aaron:	Thank you.

Bill O’Kelly:	Sure, any distribution of equity that we do, either through a share buyback or a dividend, would involve a capital restructure. The reason for that is because we have a deficit in equity, a historical deficit in equity.

We are dealing with, as a PLC and a UK company, rules with respect to that particular venue. So the actual process that we would have to undertake would be to go to the UK courts and solicit for approval for a restructuring of our capital.

We have had preliminary discussions with our solicitors in the UK and we don’t anticipate that that’s going to be an issue with respect to getting that approval.

That would be approximately a 10 to 12 week process. In addition to that, we also would require shareholder approval. We would need to put that out to a general vote of the shareholders.

At the present time, that’s the situation. The Board, as a matter of fact, has covered that recently. The Board is currently considering the matter for inclusion in the 2008 proxy with respect to the shareholder approval.

That’s where the situation is at this point in time.

George Aaron:	So we should know something about it soon?

Bill O’Kelly:	Correct, yes.

George Aaron:	Okay. Also, pertaining to the migration of this company to the US, what’s the current situation?

Bill O’Kelly:	We’ve talked about this in the past. It’s an expensive proposition. The current thinking is that we don’t feel that there’s a cost benefit related to the amount of money and time it would take to do it.

George Aaron:	Okay. Thank you so very much.

Bill O’Kelly:	That’s all the time that we have today to answer questions, so I’ll turn the call back to Chris. We appreciate your support your continuing support and we look forward to our next shareholder teleconference. Chris?

Operator:	This concludes today’s Senetek PLC Shareholders teleconference call. You may now disconnect.

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